SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF

THE SECURITIES EXCHANGE ACT OF 1934

ISLE OF CAPRI CASINOS, INC.

(Name of Subject Company (Issuer))

ISLE OF CAPRI CASINOS, INC.

(Name of Filing Persons (Issuer and Offeror))

Options to Purchase Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

464592104

(CUSIP Number of Class of Securities (Underlying Common Stock))

Dale R. Black

Senior Vice President and Chief Financial Officer

600 Emerson Road, Suite 300

St. Louis, Missouri 63141

(314) 813-9200

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With copies to:

Philip J. Niehoff

Mayer Brown LLP

71 South Wacker Drive

Chicago, Illinois 60606

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing fee
$3,128,000	$122.93

*                 Calculated solely for purposes of determining the filing fee.  This calculation assumes that all eligible options are exchanged for restricted stock or cash, as the case may be.  The shares of restricted stock issuable have an aggregate value of $2,928,000 as of September 3, 2008 based on the average of the high and low sale prices of Isle of Capri Casinos, Inc.’s common stock on the Nasdaq Global Select Market on September 3, 2008, and Isle of Capri Casinos, Inc. will pay approximately $200,000 in cash for eligible options.

☒         Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:   $122.93

Form or Registration No.:   SC TO-I File No. 005-43494

Filing Party:   Isle of Capri Casinos, Inc.

Date Filed:     September 5, 2008

☐           Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐           third-party tender offer subject to Rule 14d-1.

☒         issuer tender offer subject to Rule 13e-4.

☐           going-private transaction subject to Rule 13e-3.

☐           amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed by Isle of Capri Casinos, Inc., a Delaware corporation (the “Company” or “Isle of Capri”), with the Securities and Exchange Commission (“SEC”) on September 5, 2008, relating to an offer (the “Offer”) by the Company to eligible directors and employees to exchange certain outstanding eligible options to purchase shares of Isle of Capri’s common stock, par value $0.01 per share (“Common Stock”), that were originally granted under the Company’s 1993 Long-Term Stock Incentive Plan and the Company’s 2000 Long-Term Stock Incentive Plan (the “2000 Plan”) which provides for options to purchase Common Stock, as well as restricted shares of Common Stock (such restricted shares being referred to herein as “Restricted Stock”) that will be granted under the 2000 Plan upon the terms and subject to the conditions set forth in the Offer to Exchange.

Except as amended and supplemented hereby, all terms of the Offer and all other disclosure set forth in the Schedule TO and the Exhibits thereto remain unchanged.

ITEM 12. EXHIBITS

Item 12 of the Schedule TO is hereby amended to add the following exhibits:

Exhibit (a)(1)(K):  Supplement to the Offer to Exchange, dated September 22, 2008.

Exhibit (a)(1)(L):  Form of E-mail to from Chief Executive Officer to Eligible Directors and Employees, dated September 22, 2008, regarding transmittal of Supplement to the Offer to Exchange, dated September 22, 2008.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ISLE OF CAPRI CASINOS, INC.

By	/s/ Dale R. Black
Dale R. Black
Senior Vice President and Chief Financial Officer

Dated:  September 22, 2008

EXHIBIT INDEX

EXHIBIT	DESCRIPTION OF EXHIBIT

(a)(l)(A)	Offer to Exchange, dated September 5, 2008.*

(a)(1)(B)	Form of Letter of Transmittal.*

(a)(1)(C)	Form of Notice of Withdrawal.*

(a)(1)(D)	Tax Payment Election Form.*

(a)(1)(E)	Form of E-mail from Chief Executive Officer to Eligible Directors and Employees, dated September 5, 2008, regarding “Announcement of Option Exchange Offer.”*

(a)(1)(F)	Form of Individual Statement of Options.*

(a)(1)(G)

Isle of Capri Casinos, Inc. 2000 Long-Term Stock Incentive Plan (Incorporated by reference to the document filed as an exhibit to Isle of Capri Casinos, Inc.’s Proxy Statement for the fiscal year ended April 30, 2000 (File No. 0-20538)).*

(a)(1)(H)	Form of Restricted Stock Agreement under Isle of Capri Casinos, Inc. 2000 Long-Term Stock Incentive Plan.*

(a)(1)(I)	Isle of Capri Casinos, Inc. Annual Report on Form 10-K for its fiscal year ended April 27, 2008 is incorporated herein by reference.

(a)(1)(J)	Isle of Capri Casinos, Inc. Quarterly Report on Form 10-Q for its fiscal quarter ended July 27, 2008 is incorporated herein by reference.

(a)(1)(K)	Supplement to the Offer to Exchange, dated September 22, 2008.

(a)(1)(L)	Form of E-mail to from Chief Executive Officer to Eligible Directors and Employees, dated September 22, 2008, regarding transmittal of Supplement to the Offer to Exchange, dated September 22, 2008.

(b)	Not applicable.

(c)	Not applicable.

(d)(1)	Isle of Capri Casinos, Inc. 2000 Long-Term Stock Incentive Plan (see Exhibit (a)(1)(G) above).

(d)(2)	Form of Restricted Stock Agreement under Isle of Capri Casinos, Inc. 2000 Long-Term Stock Incentive Plan (see Exhibit (a)(1)(H) above).

(g)	Not applicable.

(h)	Not applicable.

*   previously filed